EXHIBIT 21.1

TD Holdings, Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

HC High Summit Holding Limited	British Virgin Islands

Zhong Hui Dao Ming Investment Management Limited	Hong Kong

Tongdow E-Trade Limited	Hong Kong

TD Internet Of Things Technology Co., Ltd.	Hong Kong

Shanghai Jianchi Supply Chain Co., Ltd.	People’s Republic of China

Shenzhen Huamu City Trade Co., Ltd.	People’s Republic of China

Shenzhen Qianhai Baiyu Supply Chain Co., Ltd.	People’s Republic of China

Tongdow (Hainan) Data Technology Co., Ltd.	People’s Republic of China

Hainan Jianchi Import and Export Co., Ltd.	People’s Republic of China

Hainan Baiyu Cross-border E-commerce Co., Ltd.	People’s Republic of China

Yanzhou Baiyu Venture Capital Co., Ltd.	People’s Republic of China

Yangzhou Baiyu Cross-border E-commerce Co., Ltd.	People’s Republic of China